4
1
<SROS>NYSE
<REPORTING-OWNER>
  0001185017
  if$mo4nf
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  ONEOK, Inc.
  0001039684
  <IRS-NUMBER>73-1520922
</SUBJECT-COMPANY>
<PERIOD>10/23/02
4
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Farrell, Edmund J.
   100 W. Fifth Street


   Tulsa, OK  74103
2. Issuer Name and Ticker or Trading Symbol
   ONEOK, Inc. (OKE)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   10/23/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [X] Other (specify below)
   Sr. Vice President -
   Administration
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.0.01                10/21/02    F        1,216 (1)     D  $18.8350     20,346         D  Direct
Common Stock, par value $.0.01                                                                   9,456          I  by Thrift Plan

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $14.5800                                                                                10/21/09
(right to buy)
Non-Qualified Stock Option     $16.2000                                                                                10/16/07
(right to buy)
Non-Qualified Stock Option     $17.0450                                                                                01/17/12
(right to buy)
Non-Qualified Stock Option     $17.6100                                                                                10/15/08
(right to buy)
Non-Qualified Stock Option     $21.5900                                                                                10/21/09
(right to buy)
Non-Qualified Stock Option     $22.3100                                                                                01/18/11
(right to buy)
Non-Qualified Stock Option     $22.4200                                                                                11/16/05
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option               Common Stock, par value $.0.01 9,400                     9,400         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock, par value $.0.01 8,600                     8,600         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock, par value $.0.01 30,000                    30,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock, par value $.0.01 5,200                     5,200         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock, par value $.0.01 3,111                     3,111         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock, par value $.0.01 25,000                    25,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock, par value $.0.01 2,640                     2,640         D   Direct
(right to buy)

Explanation of Responses:

(1)
Payment of tax liability by the reporting person by having the shares withheld by the issuer upon vesting of restricted stock.
-
The amount of securities beneficially owned following the reported transactions includes shares of common stock acquired under the O
NEOK, Inc. Direct Stock Purchase and Dividend Reinvestment Plan as well as shares of common stock acquired pursuant to dividend rein vestment features of the ONEOK, Inc. Employee Stock Purchase Plan and the ONEOK, Inc. Thrift Plan which acquisitions are exempt unde
r Rule 16a-11.


SIGNATURE OF REPORTING PERSON
/S/ By: Eric Grimshaw, Attorney in Fact
    For: Edmund J. Farrell
DATE 10/23/02